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                                                            Exhibit Number (99)
                                                            To 3/31/96 Form 10-Q















                              WILLIAM A. OSBORN
                                   Chairman
                          Northern Trust Corporation






                            Annual Meeting Remarks
                                April 16, 1996





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     While the votes are being counted, let me give you my perspective on the state of the business at Northern Trust. Through 106 years of providing outstanding services to clients worldwide, Northern Trust has built leading market positions in two core businesses. We now enjoy a diverse and profitable business mix that is unmatched in the industry. This morning I'll share with you how we strengthened our market positioning over the past year and how we are poised to seize growth opportunities. But first I'll take a few minutes to review our 1995 and first quarter 1996 financial performance.

     In 1995, solid revenue growth, combined with a successful effort to control expenses, produced net income of $220 million - a 21% increase. Total revenues increased 7%, led by trust fees which grew 11% during the year. Trust fee growth was driven by new business and acquisitions as well as favorable equity and bond market performance. Trust assets increased 23% to $614 billion at year end.

     Our focus on controlling expenses resulted in a very modest 1% rate of expense growth for the year. This allowed our revenue growth to have a direct impact on bottom line profitability. Early in 1995, we made the commitment to remove $50 million from our expense base over three years. We achieved the first $15 million of reductions in 1995. As a result, we were able to absorb over $10 million of additional expenses from three acquisitions last year and still keep total expenses essentially flat throughout the year. The remaining $35 million of our $50 million expense reduction initiative is reflected in our 1996 profit plan, which means that we expect to fulfill our commitment one year earlier than originally anticipated. But we don't view 1996 as the end of our job of controlling expenses. Expense management is an integral component of our strategic business planning. Expenses will continue to grow, but only to support profitable revenue growth opportunities.
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     Measured against our financial benchmarks, our performance in 1995 was strong. Earnings per share increased 17%, well above our minimum target of 10%. Return on equity was 17.6%, only a bit short of our minimum 18% goal. And with a 151% productivity ratio of revenue to noninterest expense, we met our 150% goal in 1995 for the first time.

     Momentum built throughout the year in 1995. Beginning with results in the third quarter we were meeting all of our financial targets, including the 18% ROE goal. This momentum has carried over into 1996. First quarter results released just yesterday were very strong with net income up 25% to a record $61.5 million. Trust fees grew 19% in the quarter, fueling total revenue growth of 12%. Trust fees now account for one-half of total revenues, and fees in total represent two-thirds of revenues. This fee-based revenue stream is a characteristic of Northern that differentiates us from most other financial institutions. Expense growth remained in check, increasing just 4% over last year.

     We handily exceeded all our financial targets in the first quarter. Earnings per share were up a very strong 22%. The ROE increased for the fifth consecutive quarter to 18.4%. And our 157% productivity ratio set an all-time high. We view these goals as minimums, and we feel that exceeding them over the long term would mean truly superior performance.

     These last few slides speak for themselves. Your company is producing very strong financial results.

     Now a few comments on the condition of our businesses and opportunities for continued growth.

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     We compete as a top-tier provider in both our personal and our corporate &
institutional markets. As a result of our highly focused business strategy and investment in these core businesses, Northern today is competitively positioned to capture a significant share of the growth in our markets.

     In our corporate & institutional business we offer a full array of custody, investment, participant recordkeeping and consulting services for retirement and other asset pools. Northern is one of the top providers in the highly concentrated securities custody market. In the past year a number of players have exited the business for reasons such as lack of scale and strategic focus. This has presented increased opportunity for Northern to grow its business. Northern is winning business with our scale, our commitment to this market, a relationship focus that brings clients innovative solutions, and a technological capability that we feel is second to none. Our record new business in the first quarter demonstrates our success.

     With the debut in 1995 of our Passport information delivery system, Northern re-established itself as an industry leader in technological capability and innovation. We incorporated many state-of-the-art design features into Passport, and our systems overall have been built using the most current technological thinking. Our technology is perceived as the newest and best, and has set the standard in the industry. We now enjoy operational, service quality, expense and product development advantages. In 1996 we will roll out products to help clients measure and monitor the risk in their investment portfolios. Risk management is a hot topic for our clients, and they are very enthusiastic about this development. We will be the first to offer these products in the market.

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     Our acquisition in 1994 of Hazlehurst & Associates, a benefits consulting and recordkeeping firm, strengthened Northern's position as a leading provider of retirement services. Demographic trends in the United States point to continued strong growth of retirement assets. We have experienced significant growth at Hazlehurst already as we pursue a fully integrated retirement services strategy. And the increasing trend by clients to outsource the administration of their retirement plans will also benefit Northern.

     Internationally, we have an attractive and expanding client base in 20 countries across Asia, Europe, the Middle East and Canada. Northern's strong credit ratings and our long-standing reputation for risk management position us favorably for growth in several key markets, perhaps most of all internationally. In 1995 we opened our office in Hong Kong to serve clients and to expand our securities lending activities. We will open an office in Singapore in mid-1996, pending regulatory approval, to build our market presence and foreign exchange capabilities in the Far East. Our processing network in 67 countries services global custody assets that grew 30% in 1995 to $85 billion.

     Our wide range of investment management expertise provides yet another avenue for growth. In 1995 assets under management increased 28%, and today Northern manages $114.5 billion of assets for corporate and personal clients.
We rank 14th nationally among all investment managers and in the top five for institutional cash. Clients are attracted by our portfolio risk management process for managing cash, which has consistently provided above market returns. Our fixed income performance results have earned Northern a five star rating from Morningstar, placing us in the top 10% of all fixed income funds. We strengthened our investment consulting and equity management capabilities in 1995 with our

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funds.  We strengthened our investment consulting and equity management capabilities in 1995 with our acquisition of RCB International, a leading manager of investment managers with particular expertise in international equities.

     Personal Financial Services is our other core business. We have a one-of-a-kind strategy of marketing trust, investment management and private banking services to individuals in high growth, affluent markets. The strategy brings together the key elements of people, product range, delivery, marketing and focus. Within each of these Northern enjoys a competitive advantage.

     Our reputation is outstanding in this business, enabling us to attract and retain professionals of the highest caliber. Our people are very experienced, and they are actively involved and well-known in their communities. The quality and range of product that we offer stands out in the industry. Northern has the capability to manage non-traditional investments such as closely-held businesses. These special skills, and a full range of more traditional banking, investment and fiduciary products, enable us to service clients throughout their lives. We are strategically located where the demographics are very favorable and the demand is strong for our distinguishing "high touch" service style. Our full range of expertise is available on site in each of our locations. Our trust administrators, private bankers and portfolio managers work as a team to ensure total client satisfaction. Service delivery is enhanced by our facilities which are truly first class and consistent with our image as the bank of choice for our target market.

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     We are effective in building referral networks of estate planning attorneys, accountants and financial planners, but our best source of referrals for new business is our satisfied clients. We blend this more traditional avenue of new business development with a unique style of marketing. For example, we host events where we invite clients and prospects to meet and listen to well-known authors, entertainers and political commentators. These forums have proven to be very effective in building client loyalty and attracting new business. And finally, because this core business generates almost half of total corporate revenues, it gets a lot of senior management attention. I spend a significant amount of my time with clients and prospects of both our personal and corporate businesses.

     Our franchise today spans five states with a total of 53 office locations. We currently administer $74 billion of trust assets for individuals, with $44 billion under investment management. We rank first in Illinois and second in Florida in market share for personal assets managed by banks. Nationwide we rank in the top 10.

     In 1995 we completed our acquisitions of Tanglewood Bancshares in Texas and Beach One Financial Services in Florida, and we opened an office in Bradenton, Florida. We intend to grow our business by further penetrating our existing markets and by expanding our network of locations. In 1996 we have already opened new offices in Bonita Springs, Delray Beach and Stuart, Florida. We have scheduled office openings in Sun City West and Mesa, Arizona. And in Illinois, we expect to open an office in Barrington, our new facility in Winnetka, and our permanent facility on Chicago's south side. And our plans for expansion go well beyond 1996.

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     Northern manages a dynamic program of investing in the communities that we serve. Several new initiatives were added to the program in 1995. We also announced a five year, $300 million commitment for loans and investments for affordable housing, small business and other initiatives targeted to low- and moderate-income neighborhoods in Chicago and surrounding Cook County. To date we have extended over $50 million of loans and investments under this program. Over the years Northern has received several awards in recognition of our efforts to help build stronger communities. We view all forms of community involvement by the corporation and its employees to be an important part of our strategy.

     Our core businesses are growing rapidly and require significant investment of capital, but the strength of our earnings generates equity capital in excess of projected needs. We are currently repurchasing common shares to manage our capital position and to enhance shareholder return. In 1995 1.5 million shares were repurchased, and in the first quarter we bought back another 566 thousand shares. We are on pace to complete this year the 1.7 million shares remaining in our current buy-back program. Shareholder returns in 1995 also benefited from a 19% increase in the dividend to $1.24 per share, the ninth consecutive year the dividend has been increased to keep pace with earnings growth.

     1995 marked the eighth consecutive year of record earnings for the corporation and 1996 is off to a good start. Our confidence in Northern's strategic opportunities has never been stronger. We are optimistic that we can continue to deliver consistently strong operating performance.

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